SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of  March 2007

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

Embratel Holding Company

(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B

20.060-060 Rio de Janeiro - RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No    X

Embratel Participações S.A.

CNPJ/MF 02.558.124/0001-12

N.I.R.E. 3330026237-7

A Public Company

MATERIAL FACT

Embratel Participações S.A. (“Company”), in compliance with the provisions of Instruction no. 358/02 of the Brazilian Securities and Exchange Commission (“CVM”), hereby announces to the public and to its shareholders that Teléfonos de México, S.A.B. de C.V. (“TELMEX”), as controlling shareholder of the Company, and its wholly owned subsidiary, Telmex Solutions Telecomunicações Ltda. (“Offeror”), as offeror in the voluntary tender offer under different procedures for the purchase of all of the common and preferred shares (including preferred shares represented by American Depositary Shares, or “ADSs”) of the Company, launched concurrently in Brazil and the United States on October 3, 2006 (“Voluntary Tender Offer”), announced on March 30, 2007 that the Board of the CVM, in a meeting held on March 27, 2007, authorized the Offeror to extend the three-month term of the shareholder put right referred to in the second paragraph of article 10 of CVM Instruction no. 361/02 until the earlier of (1) June 27, 2007, the last day of a three-month period beginning on the date of this Material Fact and (2) the date on which the Brazilian Federal Telecommunications Agency – ANATEL (“ANATEL”) issues a statement favorable to the cancellation of the registration of EMBRAPAR as a publicly held company in Brazil.

During this period, the holders of the remaining publicly held common and preferred shares (including preferred shares represented by ADSs) of the Company may sell their shares to the Offeror, at the Voluntary Tender Offer price, adjusted by the Brazilian monthly Taxa Referencial – TR, pro rata temporis, from May 8, 2006, the date the tender offer was announced, up to the date of settlement of such sale, pursuant to item 7.2 of the Notice of Voluntary Tender Offer.

TELMEX and the Offeror further announced that the remaining terms and conditions of the Notice of Voluntary Tender Offer are still in effect, including item 7.3 and subitem 7.3.2.

Rio de Janeiro, March 30, 2007

Embratel Participações S.A.

Isaac Berensztejn

Investor Relations Officer

Embratel Participações S.A. is the holding company of Embratel, a leading integrated telecommunications provider offering solutions to business and services to residential customers all over Brazil. Service offerings include: outsourcing, high-speed data communications, Internet, corporate networks, advanced voice and international, domestic and local telephony. Embratel operates a proprietary state-of-the-art network with country wide coverage and presence in Brazil’s main metropolitan areas. It also controls Telmex do Brasil, a corporate business telecommunications provider and has a 43.0 percent economic interest in Net Serviços, Brazil’s leading pay TV operator.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2007	EMBRATEL PARTICIPAÇÕES S.A. By: /s/ Isaac Berensztejn Name: Isaac Berensztejn Title: Chief Financial Officer & Investor Relations Officer